[FOIA] CONFIDENTIAL TREATMENT REQUESTED
BY WATFORD HOLDINGS LTD.
VIA FEDERAL EXPRESS
October 27, 2017

Attention: Ms. Christine Westbrook and Ms. Erin Jaskot
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0404

Re:	Watford Holdings Ltd. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted August 14, 2017 CIK No: 0001601669
Dear Ms. Westbrook and Ms. Jaskot:
On behalf of our client, Watford Holdings Ltd., a Bermuda exempted company with limited liability (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated August 29, 2017 (the “Comment Letter”) in connection with Amendment No. 2 to the Company’s draft Registration Statement on Form S-1, which the Company confidentially submitted on August 14, 2017 (“Amendment No. 2”). Concurrent with the submission of this response letter (this “Letter”), the Company is confidentially submitting Amendment No. 3 to the Draft Registration Statement on Form S-1 (as so amended, the “Registration Statement”). The Registration Statement has been updated in response to Staff comments made in the Comment Letter. In addition, the Company has revised the Registration Statement to update other disclosures.
The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.
We have enclosed with this letter a marked copy of the Registration Statement, which was confidentially submitted today by the Company via EDGAR, reflecting all changes made to Amendment No. 2. All page references in the responses below are to the pages of the marked copy of the Registration Statement.

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 2
October 27, 2017

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this Letter. For the Staff’s reference, we have separately furnished to the Staff by hand delivery on the date hereof (i) a separate copy of this Letter marked to show the full text of the portions of this Letter redacted from the version submitted via EDGAR for which the Company is requesting confidential treatment and (ii) a transmittal letter to the Staff requesting confidential treatment with respect to those redacted portions of this Letter (the “Request Letter”), in each case pursuant to Rule 83 of the Rules on Information and Requests of the SEC, 17 C.F.R. § 200.83 (“Rule 83”). We have also furnished a copy of the Request Letter to the SEC’s Office of Freedom of Information and Privacy Act pursuant to Rule 83.
In accordance with Rule 83, the Company requests confidential treatment of (i) the portions of this letter marked as [***] (the “Confidential Information”) and (ii) the above-referenced Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the confidentiality of the omitted information in accordance with Rule 83.
In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Watford Holdings Ltd.” and each page is marked with the identifying numbers and code “WAT-001” through “WAT-0015.”
In accordance with the Staff policy articulated in Question 1 of the SEC's Compliance and Disclosure Interpretations related to the Fixing America’s Surface Transportation (“FAST”) Act, the Company is omitting from the Registration Statement interim financial information for the six months ended June 30, 2017 and 2016 (the "Q2 2017 Interim Financial Information"). The Company confirms to the Staff that it reasonably believes it will not be required to present the Q2 Financial Information separately in the Registration Statement at the time of the Company's initial public offering.

DRS/A Date filed 08/14/2017
Business
Certain Relationships and Related Party Transactions, page 195

1.	In light of the emphasis you place on your “differentiated and balanced business model,” please address the following related to your response to prior comments 1 and 9:

•
You disclose that the fee sharing agreements align the interests of HPS and Arch and foster a cooperative approach toward your overall success. Given that the agreements appear central to your “total-return driven business model” it appears that you have a beneficial interest in these agreements. Please file the fee sharing agreements as exhibits to the registration statement. See Item 601(b)(10)(i) of Regulation S-K. Please also disclose the material terms of the fee sharing agreements, including the allocation of fees between HPS and Arch, any restrictions

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 3
October 27, 2017

on the ability to alter the underwriting portfolio, adjust investment leverage and/or adjust your mix of investment assets, the term of the agreement and termination provisions.

•
Please revise this section, as well as your disclosure under “Differentiated and balanced business model” on page 11 and your related risk factors, to disclose that while you depend on the fee sharing agreements to balance these conflicts of interests, you do not know or monitor the amounts transferred.

•	To the extent you become aware of the amount of the fee sharing payments in the future, revise your future filings to disclose those amounts for the relevant periods.

•	Revise this section to disclose your understanding of how the underwriting cycles experienced during the periods presented would have affected the computations under the fee sharing agreements.
Company Response:
In response to the Staff’s request that the Company revise the disclosure to include a synopsis of the terms of the fee sharing agreements between Arch Underwriters Ltd. And Arch Underwriters Inc. (together with their ultimate parent, Arch Capital Group Ltd., “Arch”) and HPS Investment Partners, LLC (“HPS”), the Company has revised the disclosure on pages 11-12 and 146 to clarify that, although the Company views the fee sharing agreements as a positive factor fostering a cooperative approach, the Company does not consider them to be central to its business model and the Company does not depend on the fee sharing agreements to balance any potential conflicts of interest. As noted in the Company’s response to prior comment 24 from the Staff’s letter dated June 6, 2017, the Company considers the fee sharing agreements to be consistent with the Company’s total-return business model and views these arrangements as providing an alignment of interests benefit in addition to the several primary alignment of interest mechanisms the Company has in place with each of Arch and HPS for their respective services and which are described in detail in various places throughout the Registration Statement1. As Arch and HPS each act on the Company’s behalf and in accordance with their respective services guidelines, the fee sharing agreements serve to diminish each service provider’s reliance on its respective market’s cycles while encouraging and rewarding collaborative efforts toward the Company’s success.
As previously disclosed, the Company pays each of Arch and HPS solely the fees due under the respective services agreements and the fee sharing agreements do not affect those amounts paid by the Company. Thus, even if the Company were to become aware of the actual sharing payments between Arch and HPS, the Company believes that specifying such
1 For example, see the discussion regarding alignment of interest under the captions “Summary-Competitive strengths-Our relationship with Arch” on page 12 and “Summary-Competitive strengths-Variable cost structure” on page 12. The Company also notes that, although the fee sharing arrangement is consistent with the Company’s total-return model and helps to align interests as the Company has disclosed, this disclosure was included at the Staff’s request and was not something the Company originally intended to highlight as being beneficial to the Company’s business.

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 4
October 27, 2017

amounts could create confusion and would not necessarily be indicative of any future sharing payments.
The Company advises the Staff that, although the Company is a party to the fee sharing agreements, the Company was included as a party for the purpose of ensuring that the arrangements thereunder could remain in place if either HPS or Arch was replaced as the manager of the Company’s non-investment grade portfolio or underwriting portfolio, respectively. Under the fee sharing agreements, the Company has agreed that, in the event either the applicable investment management agreement with HPS or the applicable services agreement with Arch is terminated, the Company will require that any successor to HPS as the non-investment grade portfolio manager or to Arch as the underwriting manager, as applicable, offer to Arch or HPS, as applicable, to agree to substantially the same terms and conditions as set forth in the fee sharing agreements, which offer Arch or HPS, as applicable, may accept or decline in its discretion. This obligation of the Company was included to ensure the continuity of the agreed arrangements between the non-investment grade investment manager and the underwriting manager should either HPS’s or Arch’s relationship with the Company terminate. Except for this obligation and the right to consent to any amendments thereto, the Company has no other rights or obligations thereunder. Accordingly, the Company has revised the disclosure on pages 11-12, 146 and 200-201 to clarify its limited interest in, and rights and obligations under, the fee sharing agreements. The Company advises the Staff that the fee sharing agreements contain no restrictions on the ability to alter the underwriting portfolio, adjust investment leverage and/or adjust the Company’s mix of investment assets.
The Company further advises the Staff that, as disclosed in the Registration Statement, Arch and HPS make payments to each other pursuant to the fee sharing agreements such that they share in the combined fee revenues of the two parties with respect to the services that they provide to Watford Re and certain of the Company’s other operating subsidiaries. Additionally, in response to the Staff’s request, the Company has revised the disclosure on page 201 to indicate that the fee sharing agreements cover fees earned by HPS and Arch for services performed prior to the earlier of (i) the termination of the applicable service agreement with Arch or (ii) the termination of the applicable investment management agreement with HPS. The Company has revised its disclosure on page 201 to indicate that there is no set term for the fee sharing agreements. The fee sharing agreements provide a tail period for payment of any applicable fees after the termination of the applicable services agreement or investment management agreement and will no longer be in effect after all payment obligations are satisfied by Arch and HPS. The fee sharing agreements may be amended or terminated in writing by the parties thereto. Respectfully, as set forth below, the Company does not believe that it is required to file the fee sharing agreements as exhibits because these agreements are not material to the Company.
Item 601(b)(10)(i) of Regulation S-K generally provides that a contract that is “not made in the ordinary course of business which is material to the registrant” (emphasis added) must be filed as an exhibit. Furthermore, Item 601(b)(10)(ii) of Regulation S-K provides

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 5
October 27, 2017

that certain enumerated categories of contracts2 are deemed not to be made in the ordinary course of business and are therefore required to be filed, unless the contract is “immaterial in amount or significance” (emphasis added).
Fee sharing agreements are not the type of contracts that ordinarily accompany the Company's insurance and reinsurance business. Accordingly, the Company believes the analysis as to whether the fee sharing agreements are required to be filed under Item 601(b)(10) of Regulation S-K could arguably focus solely on whether the fee sharing agreements are material generally under Item 601(b)(10)(i). However, as described in more detail below, the fee sharing agreements also fall within one of the enumerated categories of “per se” non-ordinary course contracts specified by Item 601(b)(10)(ii). For the sake of completeness, the Company discusses both Item 601(b)(10)(i) and Item 601(b)(10)(ii) below. Further, because the Company believes the “immaterial in amount or significance” exception specified in Item 601(b)(10)(ii) is useful for analyzing materiality generally under Item 601(b)(10)(i), the Company first analyzes Item 601(b)(10)(ii) and then Item 601(b)(10)(i) below.
The Company has entered into two separate fee sharing agreements, one related to the services provided by Arch and HPS to Watford Re Ltd. and the other related to the services provided by Arch and HPS to Watford Specialty Insurance Co. and Watford Insurance Company. The Arch signatory subsidiaries are affiliates of Arch Reinsurance Ltd. (“ARL”), a security holder who is named in the Registration Statement. As a result, Item 601(b)(10)(ii)(A) could potentially require the contract to be filed based on an Arch subsidiary being a party to the contract. However, as noted above, Item 601(b)(10)(ii) provides that a contract need not be filed if it is “immaterial in amount or significance.” As described above, as well as in the Company’s previous response letters submitted on July 11, 2017 and August 14, 2017, the Company does not make any payments to either Arch or HPS under the fee sharing agreements. Rather, Arch and HPS calculate and make payments between each other based on the payments they have received from the Company pursuant to their separate agreements with the Company. Accordingly, the amounts shared between Arch and HPS pursuant to the fee sharing agreement have no financial impact on and are immaterial to the Company as the Company does not make or receive any payments thereunder.
Therefore, given the fact that the fee sharing agreement is immaterial in amount for purposes of Item 601(b)(10)(ii), it would be unnecessary to further demonstrate that the fee sharing agreement is immaterial in significance as well for purposes of Item 601(b)(10)(ii). Nevertheless, for the sake of completeness, and because the Company also believes it is useful for analyzing materiality generally under Item 601(b)(10)(i), the Company presents its analysis concluding that the fee sharing agreement is also immaterial in significance.
In TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1976), the Supreme Court held that a fact is material if there is a substantial likelihood that a reasonable investor would consider it important. A similar test should be applied to determine whether a contract is material or
2 See paragraphs (A), (B), (C) and (D) of Item 601(b)(10)(ii).

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 6
October 27, 2017

immaterial in significance. For example, a reasonable investor might want to know about a contract that was entered into with a shareholder on less favorable terms for the Company due to the shareholder’s interest – i.e., a “sweetheart deal.” That type of contract could be material in significance and could not be excluded under the exception in Item 601(b)(10)(ii), unless it was immaterial in “amount.” In this instance, none of the terms contained within the fee sharing agreements were reached based upon any accommodations or concessions by the Company related to Arch’s role as a shareholder.
The Company further believes the materiality test articulated in TSC Industries, Inc. should also apply when evaluating materiality generally under Item 601(b)(10)(i). As described above, the fee sharing agreements are both immaterial in amount and immaterial in significance under Item 601(b)(10)(ii), which supports the conclusion that the fee sharing agreements are not material under Item 601(b)(10)(i). More generally, as noted above, the Company’s contractual rights and obligations are extremely limited under the fee sharing agreements, and the reason the Company is a party is solely to facilitate continuity in the arrangement in the event one of the service providers is replaced. Further, the fee sharing agreements are intended to re-allocate the fees already paid by the Company to Arch and HPS and, consequently, the Company is indifferent from a financial perspective as to how the fees are shared amongst Arch and HPS. More importantly, as noted above, the fee sharing agreements are not central to the Company’s business model, the Company does not depend on the fee sharing agreements to balance potential conflicts of interest and the benefits the Company derives from the fee sharing agreements, while positive, are marginal.
Applying the foregoing principles to the fee sharing agreement, and for the specific reasons set forth above, the Company has concluded that Item 601(b)(10) does not require that the fee sharing agreement be filed as an exhibit.
In response to the Staff’s request that the Company disclose that it does not know or monitor the amounts transferred under the fee sharing agreement, the Company has revised the disclosure on pages 11-12, 146 and 200-201, as requested.
In response to the Staff’s request that, to the extent the Company becomes aware of the amount of the fee sharing payments in the future, the Company revise its future filings to disclose those amounts, the Company advises the Staff that, as noted above, the Company pays each of Arch and HPS solely the fees due under the respective services agreements, which fees the Company fully discloses, and the fee sharing agreements do not affect those amounts paid by the Company. Thus, even if the Company were to become aware of the actual sharing payments between Arch and HPS, the Company believes that specifying such amounts could create confusion and would not necessarily be indicative of any future sharing payments.
In response to the Staff’s request that the Company disclose its understanding of how the underwriting cycles experienced during the periods presented would have affected the computations under the fee sharing agreement, the Company advises the Staff that, as noted above, the Company believes that the fee sharing agreements serve to mitigate the effect of cycles in their respective markets on the remuneration each of Arch and HPS will receive

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 7
October 27, 2017

related to their services for the Company. However, because the Company is not involved in the calculations or payments between Arch and HPS under the fee sharing agreement, the Company is not in a position to make any statements regarding the impact that market cycles have had on the payments to date.

2.
We also note your following revised disclosure related to your responses to prior comments 1 and 9: “We have engaged Arch and/or HPS, as applicable, to continuously evaluate underwriting and/or investment opportunities, as applicable, on our behalf, and, by leveraging their respective expertise and market access, can increase or decrease our underwriting premium, adjust our mix of the underwriting portfolio, adjust investment leverage and/or adjust our mix of investment assets depending upon underwriting market conditions, credit market conditions or both. We believe this hybrid approach makes us better equipped to navigate industry underwriting cycles than traditional insurance and reinsurance companies. When facing soft phases of the insurance and/or reinsurance cycles, we, through our relationship with HPS, maintain the opportunity to generate higher returns from investment income. During hard phases of the insurance and/or reinsurance cycles, through our strategic relationship with Arch we have the ability to increase our business volume to capture higher rate levels in the market.” Please address the following regarding this disclosure:

•
Please revise your MD&A to discuss the insurance and reinsurance underwriting market cycles experienced during the periods presented, identifying inflection points and magnitude of those cycles, providing quantification where possible. Clearly explain whether these trends affected only certain lines or all lines.

•
Identify the steps you took to increase or decrease your underwriting activities during these periods and how those steps impacted the insurance premiums and losses incurred during the periods presented, providing quantification where possible.

•
Similarly, discuss the steps you took during the periods presented to “maintain the opportunity to generate higher returns from investment income” during the “soft phases” of the insurance or reinsurance cycles. Clearly identify how these steps impacted your investment returns, providing quantification where possible.

Company Response:
In response to the Staff’s request that the Company revise the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement (the “MD&A”) to discuss the insurance and reinsurance underwriting market cycles experienced during the periods presented, the Company has revised its disclosure on page 134. The overall insurance and reinsurance market has not experienced true cyclicality in the period since the Company’s inception in 2014. In the past several years, the industry has had a gradual softening in response to a surplus of industry capital and a number of years of benign catastrophe activity, and this market dynamic has been noted in industry publications, a representative selection of which the Company is providing supplementally

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 8
October 27, 2017

to the Staff in connection with this letter. However, given the recent [***], it is possible that pricing on certain product lines, such as [***], may become more attractive on a risk-adjusted basis, in which case the Company might seek to write more [***] business in the future, subject to overall portfolio management and diversification considerations.
In response to the Staff’s comment regarding the steps taken to increase or decrease its underwriting activities during these periods, the Company notes that, as more fully described throughout the Registration Statement, Arch, the Company’s underwriting manager, continuously monitors, on behalf of the Company, the broad reinsurance and insurance markets for opportunities. Specifically, Arch monitors opportunities that provide attractive risk-adjusted returns with a particular focus on product lines, such as [***], which may have previously experienced adverse results and are therefore beginning to benefit from an increase in premium rates, and thus provide a potentially ideal time to enter, or increase activity in, those markets. Similarly, because of the continuing softening of the [***] product line, the Company has purposely written less than half of the premium in that line versus what the Company had originally projected being able to profitably write, due to applicable rates providing less attractive risk-adjusted returns than initially anticipated. While these several recent actions demonstrate increases or decreases in underwriting activity, it is also important to recognize that certain product lines, though potentially not modeling as producing high risk-adjusted returns, are beneficial to include in an overall reinsurance portfolio for the diversification effect they provide from a portfolio management perspective.
Additionally, the Company respectfully advises the Staff that the use of the word “can” in the quoted sentence was intended to mean that the Company “has the ability to,” but has not necessarily to-date, increased or decreased its underwriting premium, adjusted its mix of the underwriting portfolio, adjusted investment leverage and/or adjusted its mix of investment assets, but to avoid any possible confusion, the Company has modified the sentence accordingly. As explained above, the Company has, in fact, adjusted its underwriting portfolio mix in response to market conditions but clarifies to the Staff that even if it had not, the phrase would still be accurate.
In response to the Staff’s comment regarding the steps taken by the Company during the periods presented to “maintain the opportunity to generate higher returns from investment income” during the “soft phases” of the insurance or reinsurance cycle, the Company notes that during the multi-year softening phase of the general reinsurance market experienced in the period since the Company’s inception, the credit-focused investment market experienced both a widening and then a tightening of credit spreads. As such, HPS, on the Company’s behalf, increased the deployment of assets into the Company’s credit-focused strategy through borrowings from the Company’s credit facility during the period in which credit spreads widened and then contracted the deployment of assets accordingly when credit spreads tightened. When credit spreads tightened, the Company repaid its borrowings as assets were sold, as shown on the graphic entitled “Non-Investment Grade Portfolio Borrowing” on page 158 in the subsection entitled “Our operations-- Investment operations – Investment strategy” in the “Business” section of the Registration Statement. Although the Company acknowledges that the Staff requested changes to the MD&A to reflect this

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 9
October 27, 2017

dynamic, the Company believes that this discussion better informs the reader through inclusion in the investment portion of the “Business” section.
The Company also respectfully advises the Staff that similar to the discussion above, the Company uses the phrase “maintain the opportunity to” to mean “have the ability to.” The Company believes that this is an accurate description, as demonstrated by the Company’s increase and subsequent decrease in investment leverage and the commensurate increase in interest income during the period of higher asset deployment into the credit-focused strategy, but to avoid any possible confusion, the Company has modified the sentence accordingly. The income produced by the Company’s investment portfolio helps the Company to remain, and potentially become more, competitive in its core underwriting business. This investment leverage-related increase and decrease in interest income is shown on the graphic entitled “Deployment of Assets into Non-Investment Grade Investment Strategy” on page 10 of the Registration Statement (“Summary – Investments -- Non-investment grade portfolio) and the graphic entitled “Non-Investment Grade Portfolio Borrowing” on page 158 of the Registration Statement (“Business – Our operations – Investment operations – Investment strategy”).
Consolidated Balance Sheet, page F-32

3.	Please revise to include your related party transaction information as proposed in Annex A provided in your response to prior comment 11 with the following revisions:

•	Revise to separately quantify the Investment management fees paid to related parties as a separate line item on the face of your statements of income (loss).

•
Revise the titles of your Investment management fees and Investment performance fees in the Net investment income tables on pages Annex A-7 and A-18 to reflect that these amounts are paid to related parties.

Company Response:
In response to the Staff’s comment regarding disclosure of investment management fees paid to related parties, the Company has revised its statements of income as requested.
In response to the Staff’s comment regarding revising the titles of the Company’s net investment income tables related to disclosure of investment management fees and investment performance fees paid to related parties, the Company has revised the titles of those tables as requested.

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-009 -

Ms. Westbrook
Ms. Jaskot	Page 10
October 27, 2017

Notes to the Consolidated Financial Statements
4. Segment Information, page F-43

4.
In your July 10, 2017 response to prior comment 32 you indicate that you have determined you have a single operating segment. However, your disclosure on page F-43 indicates that you have determined that you have an underwriting segment which is distinct from your corporate segment. You disclose that your underwriting segment includes your investment activities (including net interest income, realized and unrealized gains and losses on investments, investment performance fees, and net foreign exchange gains and loss) as well as income taxes and items related to your cumulative redeemable preferred shares. You confirm in your response dated August 14 to prior comment 12 that your chief operating decision maker (CODM) regularly receives and reviews investment performance information from both HPS as well as your independent investment accounting services provider and uses such information for budgetary and forecasting purposes. Tell us how you determined that these two operating segments meet the aggregation criteria set forth in ASC 280-10-50-11 through 50-19.

Company Response:
The Company acknowledges the Staff’s comment regarding the appearance of the phrase “corporate (non-underwriting) segment” on page F-43.  The reference to a “corporate (non-underwriting) segment” was a typographical error and the Company has revised its disclosure to delete the phrase “corporate (non-underwriting) segment” and instead refer to the Company’s “corporate function,” which is consistent with the other references to this function that appear throughout the Registration Statement. The Company reaffirms that it has a single operating segment, which the Company calls its underwriting segment.
Consistent with most companies within the insurance and reinsurance industry, the primary focus and the Company’s core business is assuming and managing insurance risk. The Company views its investment activities as a key component of its success similar to its ability to effectively and efficiently manage capital; however, the Company’s business is to effectively price and manage its insurance and reinsurance activities to generate a return, which underwriting return will include a component of investment income related to earnings on the premium received. The Company’s investment activities are highly dependent on the Company’s underwriting activities.  Accordingly, the Company has amended the segment disclosure on page F-8 and F-42 to be consistent with the explanation provided above.
The Company considers the receipt and review by the Company’s chief operating decision maker (the “CODM”) of investment performance information from both HPS and the Company’s independent investment accounting services provider to be fully consistent with, and a necessary and integral component of, managing and monitoring the Company’s single underwriting segment.  As disclosed throughout the Registration Statement, when making underwriting and pricing decisions related to writing insurance and reinsurance contracts, an important and integral factor in the related modeling is projecting the investment income that the Company will earn on the applicable premium prior to paying any claims that might

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0010 -

Ms. Westbrook
Ms. Jaskot	Page 11
October 27, 2017

arise from a certain contract.  Given that the premium levels the Company is able to charge for its insurance and reinsurance products are heavily influenced by market dynamics, this investment income component is particularly important in estimating the modeled-expected level of underwriting profitability for the types of mid- to long-tail product lines on which the Company focuses.  Due to the essential nature and fundamental importance of investment income to the financial results of the Company’s underwriting segment, the CODM necessarily uses such information in connection with his budgeting and forecasting of underwriting financial results, as more fully described in the Company’s response to comment 32 from the Staff’s letter dated June 6, 2017.
The Company also has activities outside of the underwriting segment such as certain general and administrative expenses related to corporate activities, net foreign exchange gains (losses), income taxes and items related to the Company’s cumulative redeemable preference shares, referred to collectively as the corporate function. The Company refers to the accounting guidance found in ASC Topic 280, paragraph 280-10-50-4:
50-4 Not every part of a public entity is necessarily an operating segment or part of an operating segment. For example, a corporate headquarters or certain functional departments may not earn revenues or may earn revenues that are only incidental to the activities of the public entity and would not be operating segments.
The Company does not view the corporate function as an operating segment or part of an operating segment but rather as functional activities outside of the underwriting segment.

5.	Please address the following related to your response to prior comment 13 regarding the level of insurance information you have available:

•
Please more clearly identify the level of information in terms of premiums, losses, and acquisition costs that you have available as identified here are used for general financial statement purposes versus the level of information received that you do not use for general financial statement purposes.

•
Clarify the level of information used for underwriting decisions to explain whether your employees receive and review that information on a contract by contract basis or such information is only reviewed by Arch as part of their outsourced underwriting duties under the contract.

•	Revise your business section and other sections as applicable to clearly identify any limitations on the level of underwriting business information available to your employees.
Company Response:
The Company believes that the level of information received from Arch is commensurate with industry reporting standards for the various agreements between the Company and Arch. As described more fully in the Registration Statement, the agreements between the

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0011 -

Ms. Westbrook
Ms. Jaskot	Page 12
October 27, 2017

Company and Arch can be placed into two categories: the inward retrocessional agreements and the underwriting services agreement.
The inward retrocessional agreements represent business ceded from Arch to the Company pursuant to agreements the terms of which are consistent with industry standards and practice. The inward retrocessional agreements include underwriting guidelines to which Arch must adhere when ceding business to the Company. These agreements also dictate the type and timing of information (both financial and non-financial) that Arch must provide to the Company. As a component of the reporting requirements within the inward retrocessional agreements from Arch, the Company receives certain financial information on a quarterly basis. The financial information is presented on an aggregated basis (which is consistent with how ceding companies report to reinsurers throughout the industry), and includes the following items by line of business:
•    [***]
•    [***]
•    [***]
•    [***]
•    [***]
•    [***]
•    [***]
•    [***]
In addition to the above-described financial information, the Company receives supplemental information from Arch on the underlying reinsurance contracts within these inward retrocessional agreements, which the Company uses for underwriting portfolio monitoring purposes but does not use for purposes of creating its general purpose financial statements. This supplemental information is provided on an [***] basis and contains all of the financial information noted above, as well as additional contract details such as [***], and [***]. This contract-level detail is generally at the same level as the Company maintains for reinsurance it writes [***].
Arch provides the financial information in a timely manner and at a level that allows us, the retrocessionaire, to properly account for and create financial statements. Generally, retrocession agreements include the ability to request additional information and perform audits of the processes surrounding the ceding company’s underwriting and reporting functions relevant to the retrocessionaire. Additionally, because these agreements are retrocessions (that is, reinsurance of reinsurance business), the information must be aggregated from the original ceding companies by Arch to report to the Company. As a result, the information received from Arch is subject to Arch receiving the information from

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 13
October 27, 2017

the underlying insurers. Consistent with industry practice, Arch is contractually bound to follow the agreed-upon underwriting guidelines and the Company monitors Arch’s compliance with those guidelines through the review of financial and supplemental information.
With respect to the underwriting services agreement, Arch has been engaged to act as the Company’s general managing underwriter. Under this agreement, Arch underwrites business on behalf of the Company subject to agreed-upon underwriting guidelines. These guidelines are reviewed by the Company at least annually and, as needed, are adjusted based on economic conditions, market and pricing conditions and capital management among other considerations. As the managing general underwriter, Arch is responsible for underwriting business that meets the Company’s underwriting guidelines and reporting information to the Company for financial statement reporting purposes. Arch reviews each opportunity on a contract-by-contract basis, utilizing the cedent or program manager’s submission data and information, as well as by an analysis of relevant industry information and professional judgment. The Company receives financial information as well as supplemental information from Arch as part of the agreed upon services under the underwriting services agreement on a regular basis.
The Company utilizes the supplemental information received from Arch with respect to both the inward retrocessional agreements and the underwriting services agreements in its assessment of its [***] and [***] in the analysis of its [***] and for [***] purposes. The purpose of receiving the supplemental information is not to re-underwrite the business. The supplemental information received by the Company is utilized in the [***] and [***] of its [***] in its [***] as well as for [***], but, other than in certain specific cases, not for underwriting decisions.
The Company believes that the level of information received from Arch with respect to the inward retrocessional agreements and pursuant to the underwriting services agreement is appropriate and consistent with similar arrangements within the insurance and reinsurance industry. In both instances the Company is paying for services from Arch and the intent is not to re-perform the services being provided by Arch but rather monitor Arch’s compliance with the agreements and the relevant underwriting guidelines. As noted above, the underwriting guidelines are periodically reviewed by the Company.
The Company does not view the reporting arrangements with Arch as creating any limitations on the level of underwriting business information available to the Company’s employees for their required purposes. In conclusion, the Company believes that the supplemental contract-by-contract information provided by Arch is sufficient for the Company’s purposes to [***] and [***] its underwriting portfolio and therefore believes it should not be necessary to revise its disclosures.
7. Short Duration Contracts, page F-46

6.	Please address the following related to your response to prior comment 15:

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0013 -

Ms. Westbrook
Ms. Jaskot	Page 14
October 27, 2017

•
We note your statement that Arch reports loss information to you based on a higher level of aggregation than the business lines identified. Revise to disclose the level at which Arch reports loss information to you.

•
Based on the information provided in your response to prior comment 15 it appears that the payment patterns appear different for the casualty excess of loss versus casualty pro rata for the periods presented in the table. The anomalies you identified would seem to be indicative of significantly different characteristics such that these two product lines may not meet the aggregation criteria and warrant additional narrative disclosure. According, revise your loss tables to disaggregate casualty pro rata from casualty excess of loss as provided in the sample tables in your response. Refer to ASC 944-40-50-4H.

•	Revise your short duration footnote to summarize the contextual information provided in the three bullets of your unredacted response.
Company Response:
As noted in the Company’s response to comment 5 above, on business the Company assumes from Arch it receives information based upon a higher level of aggregation consistent with industry practices related to retrocessional reinsurance reporting. The level of aggregation at which Arch reports to the Company for this business is consistent with the [***] identified within the Company’s [***] and it is this aggregated information that serves as the basis for the Company’s general purpose financial statements. This aggregated information is consistent with how ceding companies report to reinsurers throughout the industry. Accordingly, the Company believes that further disclosure related to the level at which Arch reports loss information for these contracts is unnecessary.
In response to the second and third bullet points of the Staff’s comment, the Company acknowledges these aspects of the comment, and informs the Staff that it is working [***] to obtain the requisite underlying information in a format and level of detail in order to revise its short duration disclosure as requested. The Company will respond to the Staff as promptly as possible when such disclosure has been completed.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-3079 or Gary D. Boss at (212) 878-8063. Any written materials should be sent to the undersigned’s attention: Clifford Chance US LLP, 31 West 52nd St., New York, NY 10019, Attention: Per B. Chilstrom, Esq.

Sincerely,

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0014 -

Ms. Westbrook
Ms. Jaskot	Page 15
October 27, 2017

/s/ Per B. Chilstrom____________
Per B. Chilstrom
cc:     Securities and Exchange Commission
Keira Nakada
Kevin Vaughn

Watford Holdings Ltd.
John F. Rathgeber

Clifford Chance US LLP
Gary D. Boss

Davis Polk & Wardwell LLP
Richard D. Truesdell, Jr.
Shane Tintle

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0015 -